

DIVISION OF
INVESTMENT MANAGEMENT

November 10, 2010

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

RE: Saratoga Investment Corp.
     File Nos.: 333-169135 and 814-00732

Dear Mr. Boehm:

We have reviewed the registration statement on Form N-2 of
Saratoga Investment Corp. (the "Fund"), which was filed initially filed
on September 1, 2010, and amended on September 22, 2010.
Pursuant to a discussion with Harry Pangas, Esq., our comments relate
to the filing made on September 22.

The Fund proposes to register its common shares under the
Securities Act of 1933 ("1933 Act") for resale by selling stockholders
on a delayed or continuous basis pursuant to Rule 415 under the 1933
Act, subject to the lock-up agreement described in the prospectus.
The registration covers a total of 1,168,018 shares of common stock
that may be offered for resale by the selling stockholders named in the
prospectus. The 986,837 shares of common stock offered by the
selling stockholders in this prospectus were originally issued on
July 30, 2010 to the selling stockholders in connection with the private
sale of $15 million in aggregate purchase price pursuant to a stock
purchase agreement dated April 14, 2010. As part of the private sale
transaction, the Fund agreed to register for resale by the selling
stockholders the shares of common stock that it issued in the private
sale transaction, as well as 181,181 shares of its common stock held
by GSC CDO III, L.L.C., an entity affiliated with GSCP (NJ), L.P., the
former investment adviser.

We previously informed Mr. Pangas that we believe the financial
statements of GSC Investment Corp. CLO 2007 LTD., ("CLO 2007") (a
collateralized loan obligation fund in which the Fund has a first loss
position in the subordinated notes) should be included with the Fund's
financial statements, as the investment exceeds 25% of the Fund's net
assets. We understand that these financial statements are not

otherwise publically available. We believe the financial statements should consist of a balance sheet, schedule of investments, and a statement of operations for CLO 2007 at a minimum. We further note that the Fund filed a Form 8-K on August 13, 2010 that announced a one-for-ten reverse stock split of its common shares (the "Split").

You should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the pre-effective amendment. We have the following comments.

Cover Page

1.   Please add the parenthetical "(after a one-for-ten reverse stock split of its common shares on August 12, 2010)" in the second sentence of the fourth paragraph after the word "share". Please ensure that per share informational changes resulting from the Split are appropriately made throughout the Fund's prospectus and statement of additional information.

Page i

2.   In the second sentence of the paragraph immediately preceding the Table of Contents, please explain supplementally why the disclosure cautions prospective shareholders not to rely on unauthorized information or representations not contained in the prospectus, "as if we had authorized it." Please delete the quoted language or explain why it should not be deleted.

Page 1

3.   Expand the first sentence of the third paragraph to include the dollar amount of the Fund's net assets. If the Fund was in default with respect to its credit facility on that date, that fact should also be disclosed. In addition, this disclosure should be updated as needed.

4.   In the second sentence of the fifth paragraph, disclose specifically if the securities of companies in bankruptcy will be purchased or held by the Fund as "opportunistic" investments.

Page 5

5.   Please include as a risk factor appropriate disclosure with regard to the Fund as a "going concern" here and as a legend on the cover page.

6.   Please include as a risk factor a statement to the effect that any rise in overall interest rates will likely have the effect of making it easier for the adviser to receive income incentive fees, without a necessarily concomitant increase in performance.

7.   Disclose that the incentive fee structure of the Fund and the calculation of the base management fee on gross assets give the Fund's investment adviser an incentive to leverage the Fund when it may be unwise to do so, or an incentive to not deleverage the Fund when it would otherwise be appropriate to do so. Disclose that the Fund's Board of Directors will oversee this conflict. This comment also applies to the disclosure on page 17.

8.   Disclose that shares of business development companies often trade below net asset value.

9.   We note that the Fund has a going concern paragraph in its audit opinion. In your response letter, please explain why a shelf offering is appropriate in this circumstance.

Page 8

10.   The fee table presents a gross expense ratio of 8.99%. We note that the Fund's gross expense ratio for the year ended February 28, 2010 was 16.84%. The Fund's currently reported gross expense ratios for the quarters ended May 31 and August 31 were 19.99% and 18.72%, respectively. Thus, the Fund expenses have increased since February 28, 2010. Please explain to the staff why 8.99% is the correct expense ratio in light of the Fund's recent expense ratio history and its audited expense ratio of 16.84%, or revise the disclosure accordingly.

Page 9

11.   Revise footnote (4) to disclose what amount of leverage results in the 2.15% management fee and to state what the contractual management fee is a percentage of gross assets. Disclose any assumptions made by the Fund regarding leverage. Disclose that since the Fund does not receive any proceeds of the offering, its impact on the fee table is limited to the expenses of the offering, which are included in the fee table.

12. Please revise footnote (6) to disclose that all expected borrowing costs are included in the expense presentation (*e.g.*, commitment fees and reverse repurchase agreements, if any).

Page 12

13. Please add disclosure to the footnotes that briefly summarizes the terms of the fresh start basis for the capital gain incentive fee as of May 31, 2010. This summary should make clear that any unrealized depreciation existing at that that date that might have otherwise reduced the incentive in the future has been eliminated.

Page 16

14. The Fund identified a material weakness in its internal controls over it financial reporting with respect to the preparation of the Fund's investment valuations. Please expand the disclosure to state whether the Fund's Board of Directors believes the issue has been corrected.

Page 17

15. Delete the word "formal" in the last sentence of the first paragraph and insert the word "may" immediately before the word "thereby".

16. Revise the third paragraph to make clear that the Board of Directors has an obligation to oversee conflicts of interest with respect the Fund's investment adviser.

Page 22

17. Disclose to what extent the Fund intends to invest in payment-in-kind or original issue discount instruments.

Page 23

18. Disclose whether a written policy for the fair and equitable allocation of investment opportunities exists. If a written policy does not exist, please explain to the staff why not.

Page 24

19. Please disclose whether the Fund currently intends to pay dividends in its own stock.

Page 26

20.   Please confirm supplementally to the staff that there are no other portfolio specific risks that should be disclosed with respect to the Fund's investment in the subordinated notes of CLO 2007. In light of the Fund's fresh start with respect to the capital gain incentive fee calculation discussed in comment 13 above, disclose whether there is any risk to shareholders with respect to any potential reversals of any previous valuation writedowns for CLO 2007. Please clarify the disclosure to specifically explain the consequences of the Fund's first loss position in the subordinated notes of CLO 2007.

Page 38

21.   Please revise the last full paragraph on this page with respect to the Split. See comment 1 above.

Page 41

22.   We believe that the fresh start date for the capital gains incentive fee calculation should be disclosed as a footnote to the Fund's financial highlights presentation. In addition, will the $2.6 million waived by the prior adviser be cited and explained as a footnote to total return in the financial highlights?

Page 42

 23.   Revise footnote (1) to state what percentage of the total Fund assets are represented by the Corporate Debt Portfolio Overview presentation shown on this page for each period presented. Will the same or similar information be available for CLO 2007? If not, why not?

Page 43

24.   The last sentence of the first full paragraph indicates that certain investments of CLO 2007 are in default. Please see comment 20 above. Does the Fund's investment in CLO 2007 present any co-investing issues under Section 57 of the 1940 Act?

25.   The disclosure with regard to the internally developed credit and monitoring rating system ("CMR") discusses historic grading with respect to Fund investments. We note that the Fund has a new

adviser and we don't understand why the CMR system of the prior adviser remains meaningful to investors. Please remove the disclosure or explain why it is still germane.

Page 45

26.   Please explain why CLO 2007 is deemed to be in the "Structured Finance Securities" industry.

Page 49

27.   Please explain supplementally the fair value methodology in the first two sentences of the second full paragraph and confirm that this process is consistent with Section 2(a)(41) of the 1940 Act. Given the significance of CLO 2007 as a percentage of the Fund's assets, expand the fair value discussion of this asset accordingly.

Page 57

28.   Compliance with certain collateral tests is a condition to the discretionary sale of pledged loan assets by the Fund. Please ensure that the portfolio management issues and shareholder risks this presents are appropriately disclosed.

Page 66

29.   Saratoga Investment Advisors will be paid an allocable portion of its overhead (including officer and staff expense) in performing its obligations under the administration agreement. Do payments under this agreement include any element of profit for Saratoga Investment Advisors or performance based compensation for its officers? If so, please revise the disclosure accordingly. We may have further comments with respect to any element of performance based compensation.

Page 70

30.   Insert the phrase "using written policies and procedures" after the word "faith" in the first sentence of the first full paragraph.

Page 83

31.   Although the Fund has noted the resignation of certain directors in its compensation presentation, it does not include the new directors.

Thus, the compensation paid to directors might be inaccurate going forward. Please revise the disclosure as needed.

Page 85

32.   This section illustrates the calculation of the incentive fees. We suggest that the Fund provide similar examples in its periodic reports to shareholders to show the calculation of the incentive fees actually paid for the period.

Page 94

33.   If the ownership chart is expected to change materially as a result of this offering, add appropriate disclosure in an explanatory footnote.

Page 122

34.   The Plan of Distribution identifies short sales as a potential transaction. As the Fund will not receive any proceeds from this offering, we do not see how the Fund's assistance in a distribution using short sales would be in the best interests of the Fund and its shareholders. Is there any expectation that this offering will cause the share price to decline? Please explain these circumstances to the staff or delete the reference to short sales.

Part C

Item 25

35.   The second asterisked footnote should be expanded to include sufficient information to permit a reader to locate the documents incorporated by reference.

General

36.   We note that some portions of the filing are incomplete and that the financial statements do not yet include CLO 2007. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

37.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,



Kevin C. Rupert
Accountant